Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Alcon, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-86882, 333-100746, 333-111145, 333-162736, and 333-162738) on Form S-8 of Alcon, Inc. of our reports dated March 15, 2010, with respect to the consolidated balance sheets of Alcon, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 20-F of Alcon, Inc.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 15, 2010